

ASTORIA FINANCIAL CORPORATION

Long Island's Premier Community Bank

Investor Presentation
Senior Unsecured Debt Offering
June 2012

Forward-Looking Statements

This presentation may contain a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Exchange Act. These statements may be identified by the use of the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions. Astoria Financial Corporation's ("AF," the "Company," "we," "us" or our") forward-looking statements are based on various assumptions and analyses made by us in light of our management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following: the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; there may be increases in competitive pressure among financial institutions or from non-financial institutions; changes in the interest rate environment may reduce interest margins or affect the value of our investments; changes in deposit flows, loan demand or real estate values may adversely affect our business; changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently; general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the real estate or securities markets or the banking industry may be less favorable than we currently anticipate; legislative or regulatory changes, including the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Reform Act, and any actions regarding foreclosures, may adversely affect our business; transition of our regulatory supervisor from the Office of Thrift Supervision to the OCC; effects of changes in existing U.S. government or government-sponsored mortgage programs; technological changes may be more difficult or expensive than we anticipate; success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may be determined adverse to us or may delay the occurrence or non-occurrence of events longer than we anticipate. We have no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

This presentation includes the non-GAAP financial measures "tangible common equity" and "core profitability" which are intended to supplement, not substitute for, the comparable GAAP measures. The definition for and reconciliation of tangible common equity and the definition of core profitability are provided herein. Investors are urged to consider carefully the comparable GAAP measures and the reconciliation to the measure provided.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from the Company or Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, (201) 761-7610 or Sandler O'Neill + Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, (866) 805-4128.

ASTORIA FINANCIAL CORPORATION

Offering Summary

Issuer:	Astoria Financial Corporation
Ticker / Exchange:	AF / NYSE
Security:	Senior Unsecured Notes
Total Offering Size:	$250 Million
Coupon:	To be determined
Maturity:	Five Years
Current Credit Ratings:	Moody's: Baa2/Stable; S&P: BBB-/Stable; Fitch: BBB-/Stable
Use of Proceeds:	To repay $250 million 5.75% Senior Notes due October 2012 and for general corporate purposes
Expected Pricing:	Week of June 11, 2012
Bookrunners:	Jefferies; Sandler O'Neill + Partners
Co-Managers:	Barclays; Evercore Partners; RBC Capital Markets

ASTORIA FINANCIAL CORPORATION

Astoria's Strategy and Business Fundamentals Underpin a Stable Credit Profile

Strong Leadership and Culture

- Senior management has over 100 years of combined experience
- High insider ownership (17%)[1] aligns management with shareholders
- Significant community involvement through funding and volunteer efforts

Attractive and Stable Franchise

- #1 thrift and #4 bank in core market[2]
- Core market[2] is more densely populated and wealthier than U.S. average
- Consistent business model throughout our history

Conservative Corporate Strategy

- Organic growth strategy; no recent M&A
- Focused on core competencies: mortgage lending and retail banking
- Conservative capital management
- Disciplined cost control

Disciplined Origination

- Geographically diverse residential loan portfolio with low LTVs and no sub-prime, payment option or negative amortization ARMs
- ~90% of multi-family recently closed and pipeline loans are subject to rent control or rent stabilization

• Over 70 consecutive quarters of core profitability[3] through 1Q12
• Stable and healthy credit metrics throughout the crisis
• Clean, well capitalized balance sheet

Sources: SNL Financial LC, Company filings.
(1) Excludes stock options.
(2) Deposit market share data as of June 30, 2011. Core market includes Long Island market consisting of Kings, Queens, Nassau and Suffolk counties.
(3) Refers to net income recalculated to exclude net realized gains on securities, amortization of intangibles and impairment of goodwill, and other nonrecurring items. Core profitability is a non-GAAP financial measure.

ASTORIA FINANCIAL CORPORATION

Corporate Profile

- $17.1 billion in assets
- $13.4 billion in loans
- $11.1 billion in deposits
- 6.4% deposit market share in Long Island market [(1)]
  - Largest thrift depository
- Insider & ESOP stock ownership: 17% [(2)]
- Well capitalized, for all regulatory purposes
- Rated as "outstanding" over its last seven CRA examinations

Sources: FDIC Summary of Deposits, SNL Financial LC.
Note: All figures in this presentation are as of March 31, 2012, except as noted.
(1) Deposit market share data as of June 30, 2011. Long Island market includes Kings, Queens, Nassau and Suffolk counties.
(2) Excludes stock options.

ASTORIA FINANCIAL CORPORATION

Summary Financial Metrics

	At or For the:		
	3 Months Ended March 31, 2012 [(1)]	Year Ended December 31, 2011	Year Ended December 31, 2010
Selected Profitability Ratios			
Return on Average Assets	0.23%	0.39%	0.38%
Return on Average Equity	3.19	5.31	6.02
Net Interest Margin	2.20	2.30	2.35
G&A Expense / Average Assets	1.92	1.73	1.46
Selected Asset Quality Ratios			
Non-performing Assets / Assets	2.31%	2.24%	2.51%
Loan Loss Reserves / Non-performing Loans	42.16	47.22	51.57
Net Charge-offs / Average Loans	0.52	0.60	0.70
Selected Astoria Federal Capital Ratios			
Tier 1 Risk-Based Capital Ratio	14.9%	14.8%	13.3%
Total Risk-Based Capital Ratio	16.2	16.1	14.6

Source: Company filings.

(1) Amounts for the three months ended March 31, 2012 are annualized.

ASTORIA FINANCIAL CORPORATION

Solid and Seasoned Management Team

Over 100 Years Of Combined Experience

	Responsibility	Age	Years in Banking	Years At Astoria
Monte N. Redman President & CEO	Chief Executive Officer	61	38	35
Alan P. Eggleston Sr. EVP, Secretary and CRO	Chief Risk Officer	58	32	19
Frank E. Fusco Sr. EVP, Treasurer & CFO	Chief Financial Officer	49	22	22
Gerard C. Keegan Vice Chairman, Sr. EVP & COO	Chief Operating Officer	65	41	15
Josie Callari Executive Vice President	Chief Support Services Officer	59	40	37
Robert J. DeStefano Executive Vice President	Chief Information Officer	53	33	26
Brian T. Edwards Executive Vice President	Managing Director, Retail Banking Group	51	19	14
Gary M. Honstedt Executive Vice President	Managing Director, Multi-family/ Commercial Real Estate Services Group	63	40	1

Astoria Financial Corporation

Long Island Powerhouse

Well Positioned in Key Markets

Overall L.I. Deposit Share Ranking:
#1- all thrifts, #4- all banks



Kings County (Brooklyn)
Population: 2,521,808
Median household income: $38,578
Deposits: $1.3 billion
Branches: 12
Market share: 4%
Rank: #1 thrift, #7 all banks

Queens County
Population: 2,240,310
Median household income: $52,935
Deposits: $2.6 billion
Branches: 17
Market share: 6%
Rank: #1 thrift, #5 all banks

Nassau County
Population: 1,341,439
Median household income: $92,674
Deposits: $4.4 billion
Branches: 28
Market share: 8%
Rank: #1 thrift, #5 all banks

Suffolk County
Population: 1,495,266
Median household income: $82,593
Deposits: $2.5 billion
Branches: 25
Market share: 7%
Rank: #1 thrift, #5 all banks

TOTAL 4 COUNTY POPULATION: 7,598,823
Exceeds population of 38 individual U.S. states

Sources: FDIC Summary of Deposits (as of June 30, 2011), SNL Financial LC.

ASTORIA FINANCIAL CORPORATION

Market Share Trend 1999 - 2011

Brooklyn, Queens, Nassau and Suffolk

Ranked by June 2011 Market Share
($ in millions)

	Institution	June 30, 2011 Deposits	June 11 Market Share	June 99-11 Market Share Gain/(Loss)	June 99-11 Change in # of Branches
1	Chase	$ 35,717	20.9 %	(4.4) %	32
2	Capital One	23,118	13.5	(2.1)	5
3	Citibank	22,504	13.1	0.7	(21)
4	**ASTORIA[(1)]**	**10,908**	**6.4**	**(1.9)**	**(2)**
5	HSBC	10,654	6.2	(1.4)	(8)
6	NY Community	9,027	5.3	(2.0)	25
7	TD Bank	8,651	5.1	5.1	85
8	Bank of America	7,723	4.5	(2.6)	(4)
	Total - Top 8	**$ 128,302**	**74.9 %**	**(8.6) %**	**+ 112**
	Total - Core Market	**$ 171,214**	**100.0 %**		**+ 403**

Source: FDIC Summary of Deposits (as of June 30, 2011). Top 8 represents institutions with deposits exceeding $5 billion.
Note: Astoria's low cost savings, money market and checking accounts increased $176.1 million, or 12% annualized, from December 31, 2011, to $5.9 billion, or 53% of total deposits at March 31, 2012.
(1) Astoria's deposits highlighted above are comprised of retail community deposits. Astoria does not solicit broker or municipal deposits.

ASTORIA FINANCIAL CORPORATION

Leading Retail Banking Franchise

- $11.1 billion in deposits
  - Low cost / stable source of funds – weighted average rate: 1.04%
    - ✓ $5.9 billion of savings, money market and checking deposits at 0.27%
    - ✓ $5.2 billion of retail CDs at 1.91%
  - Low cost savings, money market and checking accounts increased $176.1 million, or 12% annualized, from December 31, 2011, to $5.9 billion at March 31, 2012
  - 57% of the households that have a retail CD account also have a low cost checking, savings or money market account relationship
- $10.2 billion, or 94% of total depositors live within 5 miles of a branch – **no broker or municipal deposits**
- 85 banking offices with high average deposits contribute to efficiency
  - Long Island Offices (82) – *Nassau* (28), *Queens* (17), *Suffolk* (25), *Brooklyn* (12) – Average Deposits of $130 million
  - Westchester Offices (3) – Average Deposits of $157 million
- Initiating campaign to significantly increase small-business checking deposits

ASTORIA FINANCIAL CORPORATION

Astoria's Conservative Strategy Benefits Creditors

- Astoria's conservative organic growth strategy has proven to be a strong business model, even through the recent financial crisis
  - Focused on core competencies: mortgage lending and retail banking
  - Conservative capital management
  - Disciplined cost control

Favorable Peer Comparisons

% of Quarters Profitable Through the Crisis(1)(2)


100%
68%
AF
Peer Average

1Q12 NCOs / Avg. Loans


0.5%
0.9%
AF
Peer Average

Lowest TCE(3) / RWA(4) Through the Crisis(1)


7.9%
6.1%
AF
Peer Average

Sources: SNL Financial LC, Company filings.
Note: Peer group includes select 'BBB' rated U.S. regional banks with liquid index-eligible debt outstanding and total assets less than $200 billion (ASBC, FHN, FITB, FNFG, HBAN, KEY, STI).

(1) Beginning of the national financial crisis assumed to be December 31, 2007. Measurements are through March 31, 2012.
(2) Refers to net income recalculated to exclude net realized gains on securities, amortization of intangibles and impairment of goodwill, and other nonrecurring items. Excludes AF's other-than-temporary impairment of securities write-down in 3Q08.
(3) Tangible common equity is a non-GAAP measure representing common equity less goodwill and other intangible assets. As of March 31, 2012, Astoria Financial's tangible common equity of $1.1 billion is calculated as common equity of $1.3 billion less goodwill of $0.2 billion.
(4) Based on RWA of the holding company whenever available. AF ratio based on risk-weighted assets of Astoria Federal Savings & Loan Association.

Astoria Financial Corporation

Astoria's Capital Levels and Loan Performance Show Stability at Attractive Levels

Astoria's Capital Remained Strong Throughout the Crisis…

…Supported By Consistently Superior Asset Quality



TCE(1) / RWA(2) (%)
20%
16%
12%
8%
4%
AF
Peer
Peer
Peer
Peer
Peer
Peer
Peer
Legend:
Current Value
Peak to Trough Range From 4Q07-1Q12
AF min value



NCOs / Avg. Loans (%)
7%
6%
5%
4%
3%
2%
1%
0%
Peer
AF
Peer
Peer
Peer
Peer
Peer
Peer
AF max value

- Even the ***lowest*** capital levels that Astoria reached during the crisis were at or above the peer ***median***
- Astoria's ***maximum*** net charge-offs during the crisis were just above the peer ***minimum***

Sources: SNL Financial LC, Company filings.

Note: Peer group includes select 'BBB' rated U.S. regional banks with liquid index-eligible debt outstanding and total assets less than $200 billion (ASBC, FHN, FITB, FNFG, HBAN, KEY, STI).

(1) Tangible common equity is a non-GAAP measure representing common equity less goodwill and other intangible assets. As of March 31, 2012, Astoria Financial's tangible common equity of $1.1 billion is calculated as common equity of $1.3 billion less goodwill of $0.2 billion.

(2) Based on RWA of the holding company whenever available. AF ratio based on risk-weighted assets of Astoria Federal Savings & Loan Association.

ASTORIA FINANCIAL CORPORATION

Strong Capital Ratios

At March 31, 2012



18%
12%
6%
0%
8.75%
7.47%
14.92%
12.75%
16.19%
14.03%
Leverage/Tangible Tier 1 Leverage
Tier 1 Risk-Based
Risk-Based
Bank
Holding Company

- Reduced quarterly dividend payment, from $0.13 per share to $0.04 per share, should provide flexibility to redeploy capital to support growth opportunities in the future
- Astoria Federal has paid dividends to Astoria Financial, consistent with all applicable regulatory requirements, every year beginning with its first dividend payment in 1995

ASTORIA FINANCIAL CORPORATION

Margin Outlook and Interest Rate Risk Management

We anticipate the margin for full year 2012 will be relatively similar to the first quarter 2012 net interest margin of 2.20%

- CDs were either issued or repriced during March 2012 with a weighted average rate of 0.21%

- Liabilities and assets set to mature / reprice throughout the remainder of 2012 include:
  - CDs: $3.0 billion with a weighted average rate of 1.64%
  - Borrowings:[1] $1.2 billion with a weighted average rate of 2.58%
  - Residential hybrid ARMs: $2.9 billion with a weighted average rate of 4.01% reprice into 1 year ARMs

- One year cumulative interest rate sensitivity gap at March 31, 2012: 2.38%

- 40% of mortgage portfolio matures / reprices in less than 1 year; weighted average life of MBS portfolio of 2.6 years

(1) Excludes $250.0 million of 5.75% senior unsecured notes scheduled to mature 4Q12.

Astoria Financial Corporation

Operating Efficiency

Recent Cost Control Initiatives

- Staff
  - Salary freeze and no corporate incentive bonus for 2011 and 2012 for executive and senior officers
- Benefit Programs
  - Implementation of a freeze in all defined pension benefit programs effective April 30, 2012
  - ESOP share release expected to be completed in 1H13
- Operations
  - Company-wide review of staffing levels completed February 2012 resulted in the elimination of 142 positions
- Results
  - Expect G&A expenses to be at approximately a $75 million quarterly run-rate, in line with historical experience

Astoria Financial Corporation

Conservatively Positioned Loan Portfolio

At March 31, 2012

Loan Composition



Multi-family
14%
Commercial Real
Estate
5%
Consumer and
Other
2%
Residential
79%

Residential Loan Composition By State



Other
11%
TX
3%
WA
3%
MD
6%
VA
6%
CA
6%
NJ
7%
MA
8%
CT
11%
IL
11%
NY
28%

- Well diversified residential lending footprint

Multi-family / CRE Loan Composition By State



All Others
2%
Florida
3%
New York
Metropolitan Area
(NY, NJ, CT)
95%

- ~90% of multi-family recently closed and pipeline loans are subject to rent control or rent stabilization

Source: Company filings.

Astoria Financial Corporation

Residential Mortgage Lending

- $10.5 billion portfolio
  - No sub-prime, payment option or negative amortization ARM lending
  - Primarily 5/1 and 7/1 jumbo prime hybrid ARMs and 15 year fixed rate jumbo loans
  - Weighted average LTV[1] on total residential loan portfolio <61%
- Multiple delivery channels provide flexibility & efficiency
  - Retail
  - Commissioned brokers covering 15 states[2]
  - Third party originators – correspondents covering 16 states[2]
- All loans are underwritten to Astoria's stringent standards
- Geographically diversified portfolio
  - Reduces lending concentrations
- Loan servicing is outsourced to an unrelated third party
- Not required to repurchase any mortgage loans during 2011 as a result of recourse provisions

(1) LTV ratios are based on current principal balances and original appraised values.
(2) Includes Washington, D.C.

ASTORIA FINANCIAL CORPORATION

Residential Mortgage Loan Originations

($ in Billions)



Diversified Portfolio Components
3/1 ARM
5/1 ARM
Other ARM
Other
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$3.6
$3.7
$3.1
$2.9
$3.5
$0.9
2007
2008
2009
2010
2011
1Q12



Expansive Origination Channels (1)
Retail
Broker
Correspondent
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$3.8
$3.8
$3.6
$3.2
$3.7
$1.0
2007
2008
2009
2010
2011
1Q12

(1) Includes loans originated for sale.

ASTORIA FINANCIAL CORPORATION

Residential Loan Portfolio

($ in Billions)



No Interest-Only Loans Originated Since 2010
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$11.6
$12.3
$11.9
$10.9
$10.6
$10.5
$7.6
$7.4
$6.3
$5.1
$3.8
$3.6
$4.0
$4.9
$5.6
$5.8
$6.8
$6.9
2007
2008
2009
2010
2011
03/31/12
Amortizing
Interest-Only(1)



No Alt A Loans Originated Since 2007
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$11.6
$12.3
$11.9
$10.9
$10.6
$10.5
$2.9
$2.5
$2.1
$1.8
$1.6
$1.5
$8.7
$9.8
$9.8
$9.1
$9.0
$9.0
2007
2008
2009
2010
2011
03/31/12
Full Doc
Alt A(2)

(1) Interest-Only loans require borrowers to pay interest only during the first ten years of the loan term.
(2) Alt A loans are comprised primarily of stated income, full asset loans.

ASTORIA FINANCIAL CORPORATION

Multi-family / Commercial Real Estate Portfolio

- $2.5 billion portfolio
  - Weighted average coupon at March 31, 2012: 5.56%[1], weighted average LTV < 57%[2]
  - 1Q12 originations of $344.3 million, average loan amount of $3.4 million with a weighted average LTV at origination of 52%

- Approximately 70% of multi-family portfolio originated prior to 2011 is subject to rent control or rent stabilization. Approximately 90% of multi-family recently closed and pipeline loans are subject to rent control or rent stabilization

- Long history of multi-family lending but stepped away from the challenging market in 2009

- Resumed originating multi-family loans in 3Q11 with the hiring of a new team
  - Pipeline of $798.6 million at March 31, 2012 with average coupon of 3.68% and average loan size of $3.1 million
  - Focus:
    - ✓ Rent controlled, rent stabilized apartments in New York City
    - ✓ $3 - $5 million in size

(1) Excludes non-performing loans.
(2) Based on current principal balances and original appraised values.

Astoria Financial Corporation

Asset Quality Focus

- Limited credit risk
  - No sub-prime, payment option or negative amortization ARM lending
  - No Alt A loans originated since 2007
  - Conservative underwriting, top quality loans, low LTVs at origination
  - Improving asset quality
    - ✓ $5.3 billion, or 51% of residential portfolio, originated 2008 through 1Q12 with a weighted average LTV of 56%[1]; of which only $7.7 million are non-performing
    - ✓ Residential I/O portfolio reduced by $3.6 billion over last 3 years
  - Total non-performing loans: $355.6 million, or 2.66% of total loans, or 2.08% of total assets
    - ✓ Includes $312.2 million of residential loans, of which $258.4 million[2] were reviewed at 180 days delinquent and annually thereafter and charged-off, as needed, to estimated fair value of the underlying collateral at such time, less estimated selling costs
    - ✓ No geographic concentration of NPLs
- Consistent reduction in early stage delinquencies (30-89 days) since 1Q09
- High quality MBS portfolio
  - 99% GSE/agency
  - Average life of 2.6 years

(1) LTV ratios are based on current principal balances and original appraised values.
(2) Represents 83% of total non-performing residential mortgage loans of $312.2 million.

Astoria Financial Corporation

Residential NPLs: >80% Are Marked-To-Market

At March 31, 2012
($ in millions)

>70% of Residential NPLs are in Judicial States[1]

State	% of Total Residential Loans	% of Total Residential Non-Performing Loans	Residential Non-Performing Loans as a % of State Totals	Judicial Foreclosure State
New York	28.5 %	14.2 %	1.49 %	✓
Illinois	11.4	14.9	3.84	✓
Connecticut	10.7	9.6	2.66	✓
Massachusetts	7.8	3.5	1.34	✓
New Jersey	7.1	18.4	7.62	✓
California	6.3	9.4	4.40	
Virginia	6.0	3.8	1.86	
Maryland	5.8	12.6	6.43	✓
Washington	2.9	1.1	1.16	
Texas	2.5	0.0	0.00	
Florida	1.8	7.0	11.50	✓
All other states [2]	9.2	5.5	1.76	
Total %	**100.0 %**	**100.0 %**	**—**	
Total $ / %	**$10,545**	**$312**	**2.96 %**	

(1) Judicial states refer to states where foreclosures are conducted through the judicial process.
(2) Includes 24 states and Washington, D.C.

Astoria Financial Corporation

Historical Credit Metrics Underscore Strong Asset Quality


NCOs / Avg. Loans
Multi-family
NPLs / Loans
3.0%
2.0%
1.0%
0.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2007
2008
2009
2010
2011
1Q12


NCOs / Avg. Loans
CRE
NPLs / Loans
3.0%
2.0%
1.0%
0.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2007
2008
2009
2010
2011
1Q12

Legend:

NCOs / Avg. Loans

NPLs / Loans


NCOs / Avg. Loans
Residential
NPLs / Loans
3.0%
2.0%
1.0%
0.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2007
2008
2009
2010
2011
1Q12

Source: Company data.
Note: 1Q12 NCOs / Avg. Loans are annualized.

ASTORIA FINANCIAL CORPORATION

Investment Summary

- **Strong Leadership and Culture**
  - Over 100 years of combined experience
  - Insider ownership at 17%[1]
- **Attractive and Stable Franchise**
  - Strong deposit market share in Long Island market[2]
  - Core deposit growth – emphasis on personal and business checking marketing campaigns
- **Conservative Corporate Strategy**
  - Simple, time-tested business model
    - ✓ Quality mortgage lending
    - ✓ Quality retail lending
  - Improving operating efficiency
  - Well capitalized, for all regulatory purposes
- **Disciplined Originations**
  - $5.3 billion, or 51% of residential portfolio, originated 2008 through 1Q12; weighted average LTV = 56%[3]
  - No Alt A loans originated since 2007
  - Residential I/O portfolio reduced by $3.6 billion over last 3 years
  - Multi-family/CRE loan pipeline at $798.6 million all in footprint and demographically attractive regions– projected originations in excess of $1.5 billion in 2012

(1) Excludes stock options.
(2) Long Island market includes Kings, Queens, Nassau and Suffolk counties.
(3) LTV ratios are based on current principal balances and original appraised values.

Astoria Financial Corporation